                                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, D.C. 20549

                                                                 FORM 4

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                     Section 17(a) of the Public Utility Holding Company Act of 1935
                                         or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*       2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Berdon,        Matthew           A.            Barnes & Noble, Inc.       Symbol = BKS            to Issuer (Check all applicable)
__________________________________________        _____________________________________________     _X_ Director      ___ 10% Owner
                                                                                                    ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)     3. IRS Identification     4. Statement for               title below)      below)
  c/o Urbach, Kahn & Werlin                      Number of Reporting       Month/Year
  250 Park Avenue South                           Person, if an Entity      June 2001
__________________________________________        (Voluntary)             _______________________________________________________________________________
                 (Street)
                                                                          5. If Amendment, Date of  8. Individual or Joint/Group Filing
  New York       New York         10003                                      Original (Month/Year)     (Check applicable line)
__________________________________________                                                              _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                                ___ Form Filed by more than one
                                                                                                            Reporting Person

                                                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock                    6/28/01     M         20,000(1)     A     $13.50(1)
Common Stock                    6/28/01     S         20,000        D     $40.00       46,000               D
Common Stock                                                                            1,000(2)            I           By Spouse

* If this Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.               (Over)

                                                        (Print or Type Response)

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)              $13.50(1)     6/28/01      M                       20,000(1)       (3)        12/7/04
Stock Option (Right to Buy)              $23.65        3/13/01      A      V     20,000                     (4)        3/12/11

                                                                          9. Number of    10. Ownership Form
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option              Common Stock           20,000(1)
(Right to Buy)
Stock Option              Common Stock           20,000                     80,000(5)          D
(Right to Buy)

Explanation of Responses:

(1)  These options originally related to one-half the number of shares at twice the exercise price, and were reported as such.
     The number of shares acquired and the related exercise price set forth above result from the two-for-one stock split effected by the Issuer on September 22, 1997.
(2)  The Reporting Person disclaims beneficial ownership of the securities owned by his spouse, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3)  One-half of these options became exercisable on December 7 of each of the years 1995 and 1996.
(4)  One-fourth of these options become exercisable on March 13 of each of the years 2002 through 2005.
(5)  Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the
     Issuer's Common Stock.

                                                                       /s/ Matthew A. Berdon                   July 10, 2001
**Intentional misstatements or omissions of facts constitute           -------------------------------         --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                 **Signature of Reporting Person             Date
  15 U.S.C. 78ff(a).                                                     Matthew A. Berdon

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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